UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Announces the Opening of its New 4Motion® Interoperability Testing Center. Dated February 17 th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Announces the Opening of its New 4Motion®
Interoperability Testing Center

Company’s IOT center in Romania to boost innovation of WiMAX™ devices, promote open and robust ecosystem

Barcelona, February 17, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the opening of its 4Motion Interoperability Testing Center for Mobile WiMAX™ located in Romania. Alvarion’s IOT lab will serve as a center for WiMAX device manufactures to test their devices over Alvarion’s end-to-end 4Motion® Mobile WiMAX solution. The IOT center will enable a strong best-of-breed OPEN WiMAX ecosystem.

Leading device manufactures are expected to receive Alvarion’s 4Motion Approved stamp upon successful IOT at the new testing center. Among the initial wave of companies collaborating with Alvarion on WiMAX IOT are:

—	ZyXEL, the leading provider of complete broadband access solutions for service providers, business and home users, plans to engage with Alvarion’s new lab to ensure full IOT of its award-winning device series.

—	Tecom, a leading telecommunications equipment manufacturer based in Taiwan, is performing IOT with its comprehensive WiMAX device series and Alvarion’s Mobile WiMAX solution.

—	Quanta, an industry leader in technology products, is conducting IOT of its USB dongles with Alvarion’s Mobile WiMAX solution. These devices are already commercially available.

—	AWB (Accton Wireless Broadband Corp.), the leading WiMAX device provider of the Accton Group, which offers comprehensive WiMAX products compliant with IEEE802.16e Wave 2 standards, has already accomplished full interoperability with Alvarion’s Mobile WiMAX solution.

These device companies have already begun IOT activities with Alvarion. Alvarion aims to build a complete OPEN WiMAX ecosystem that encompasses network equipment, mobile and portable devices, embedded consumer electronic devices, and applications.

Together with Alvarion, leading device manufacturers will take part in accelerating WiMAX research and innovation by testing devices for optimum performance and services to comply with WiMAX standards. The IOT will be performed for products at multiple frequency bands that include 2.3 GHz, 2.5 GHz and 3.5 GHz bands, thus enabling customers a wide range of choices. The device type will range from indoor and outdoor simple modems and residential gateways, WiMAX PC accessories including PC cards, USB dongles and express cards, mobile Internet devices, netbooks and hand held devices.

“We clearly see that devices will be essential for mass adoption of WiMAX. Operators are constantly challenged with long acceptance test procedures before they can introduce new devices into their networks,” said Tzvika Friedman, president and CEO of Alvarion. “The new center emphasizes our commitment to a strong best-of-breed OPEN WiMAX ecosystem, and will facilitate testing and certification of WiMAX devices to support our customers and streamline the introduction of devices into their networks.”

Alvarion’s IOT center provides a complete interoperability testing environment for validation of multiple form factor devices over Mobile WiMAX. Manufacturers will be able to reduce testing expenditure, as well as time-to-market for a variety of multi-frequency and low-cost end-user devices. Leveraging its OPEN WiMAX ecosystem, Alvarion is inviting additional device manufacturers to the new lab to test the performance of innovative wireless applications, and receive the company’s seal of approval.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; as the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.